UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 or 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

for the month of December, 2003

Commission File: 33-80178

PRESS RELEASE

Tembec will fight lumber deal

TEMBEC INDUSTRIES INC.

(Translation of registrant's name into English)

800, Rene-Levesque Boulevard West, Suite 1050
Montreal, Quebec H3B lX9
 (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
                           Form 20-F ______          Form 40-F    X

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101 (b)(1): _____
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         Indicate by check mark if the registrant is submitting the Form 6-K in paper of a paper as permitted by Regulation S-T Rule 101 (b) (7): _____
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                           Yes _____          No    X

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    82-________

PRESS RELEASE                                                                        FOR IMMEDIATE RELEASE

Tembec will fight lumber deal

Temiscaming, QC, December 10, 2003 – Tembec announced today that it intends to fight the proposed Canada-U.S. agreement on softwood lumber and calls the deal "totally unacceptable".

"To date, five international arbitration panels convened under NAFTA and the World Trade Organization have all reached similar conclusions: agencies of the United States Government misapplied and abused U.S. laws and violated international trade agreements in order to disrupt Canadian imports," said Frank Dottori, President and CEO of Tembec. "If the legal approach is continued, Canada is expected to win and get full refund by late 2004. And now, the Canadian Government wants to surrender? It is amazing that our own government is about to give away control of its forest policy and is even paying for it with industry money," Dottori said.

Since the beginning of the softwood lumber dispute with the United States, Tembec has also supported the negotiation approach and wished for a negotiated settlement leading to free trade as guaranteed within the NAFTA agreement. Instead, the current proposal provides the following:
1.	Canadian exports will be limited to the level of the worst year in the last two decades (31.5%) – what happens when the housing boom cools?
2.

Exports will be limited for a minimum of three years and possibly in perpetuity since the U.S. and the U.S. Coalition of producers will "decide" if the Canadian provinces have made the changes acceptable to them;

3.	A US$200 duty per thousand board feet will be imposed over the 31.5% limit allowing other countries to supply the U.S. at the expense of Canadian producers if demand and prices rise;
4.	And to add insult to injury, we will pay the U.S. industry 50% of the duties or about $1.07 billion to help them build sawmills and become more competitive against us.

The governments of the United States and Canada seem to agree that on top of all the damages Tembec has already suffered, it should surrender half of the $100 million in cash deposits now being held by the United States Treasury, surrender market share for at least three years and potentially forever; and otherwise abandon its own growth and development in North America in favour of its U.S. competitors. Tembec finds it unacceptable that these governments can confiscate Tembec's property and impose a settlement of a dispute in which the United States has been found, repeatedly, to be legally wrong.

"The Canadian forest industry contributes some $35 billion per year to the Canadian balance of trade and almost 1 million direct jobs and hundreds of communities depend on the forest industry. Anyone who supports this deal will bear the consequences as small communities are devastated over the next few years with sawmill closures and layoffs," said Frank Dottori. "We all agree that changes may be required, but at the end of the day, they must be fair for both countries. Tembec believes in free and fair trade. And this is not free trade, it's a total surrender," concluded Dottori.

Tembec is a major producer of softwood lumber with sawmills located in British-Columbia, Quebec, Ontario, and the United States and annual production of over 1.7 billion board feet.

Tembec is an integrated Canadian forest products company principally involved in the production of wood products, market pulp and papers. The Company has sales of approximately $4 billion, with over 58 manufacturing operations in the Canadian provinces of New Brunswick, Quebec, Ontario, Manitoba, Alberta and British Columbia, as well as in France, the United States and Chile. Tembec's common shares are listed on the Toronto Stock Exchange under the symbol TBC. Additional information on Tembec is available on its website at www.tembec.com

Contacts:	Frank A. Dottori President and CEO Tembec Inc. Tel: (819) 627-4301	Charles J. Gagnon Vice President, Corporate Relations Tembec Inc. Tel.: (819) 627-4387

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEMBEC INDUSTRIES INC.

Claude Imbeau_________________________
Vice-President, General Counsel and Secretary

Date: December 10, 2003